UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025
Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

As previously disclosed on March 19, 2025, Sportradar Group AG (the “Company”) entered into a transaction agreement (the “Agreement”) with IMG Arena US Parent, LLC (“IMG ARENA”), WME IMG, LLC, OB Global Arena Holdings LLC and Endeavor Operating Company, LLC for the acquisition by the Company of 100% of the outstanding equity interests of IMG ARENA (the “IMGA Acquisition”).

The IMGA Acquisition closed on November 1, 2025. On November 3, 2025, the Company issued a press release announcing the closing. A copy of this press release is furnished as Exhibit 99.1 herewith.

This Report on Form 6-K (other than Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-259885) and Form F-3 (File No. 333-286679), including any prospectuses forming a part of such Registration Statements, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press Release of Sportradar Group AG, dated November 3, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2025

SPORTRADAR GROUP AG

By:	/s/ Michael C. Miller
Name:	Michael C. Miller
Title:	Chief Legal Officer